PRELIMINARY CONSENT STATEMENT — SUBJECT TO COMPLETION, DATED

November 26, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Soliciting Material Pursuant to Section 240.14a-12

SUN-TIMES MEDIA GROUP INC.

(Name of Registrant as Specified in Its Charter)

DAVIDSON KEMPNER CAPITAL MANAGEMENT LLC

(Name of Person(s) Filing Consent Statement, if other than the Registrant)

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Dear Sun-Times Media Group Stockholder:

Sun-Times Media Group Inc. (“Sun-Times” or the “Company”) is experiencing a serious financial and operating crisis. In his recent November 6, 2008 letter to stockholders, Cyrus Freidheim, Sun-Times’ President and Chief Executive Officer, detailed the Company’s deteriorating financial and operating condition. Mr. Freidheim pointed out, among other things, that during the third quarter of 2008:

•	“Revenue declines affected all of our properties”

•	“In the first half of 2008, we successfully implemented a $50 million annual cost reduction, which we expected would stabilize the Company’s cash flow. It didn’t.”

•	“…the Company’s cash position decreased by $16 million.”

Sun-Times’ third quarter performance extends the downward trend that has gripped this Company for a number of years. The harsh reality is that weakening consumer demand, rising input costs of ink and newsprint, a slowdown in advertising, and a long term secular trend away from print towards online readership have already resulted in negative normalized free cash flow for Sun-Times of roughly $20 million per quarter on average since 2006.

In our view, the Company must take dramatic steps to arrest the cash burn rate before it exhausts the remaining liquidity on the balance sheet. Davidson Kempner Capital Management LLC affiliates are collectively one of the largest stockholders of Sun-Times. As such, Davidson Kempner strongly believes it is in Sun-Times’ best interests to change the Company’s leadership, both at the CEO and the Board level, by reconstituting the Board with new Directors who combine deep experience in the publishing space with the rigors of financial restructuring.

On October 31, 2008, Davidson Kempner sent a letter to the Chairman of the Board of Sun-Times proposing a specific reconstitution of the Board. To maximize its working efficiency, we proposed reducing the Board’s size to five directors from its present total of seven. In addition to current independent Director Robert Poile of Polar Securities, a large Sun-Times stockholder, we submitted four new director candidates whom we have researched and believe will make significant contributions to the future of Sun-Times. Each of these candidates is independent of both Sun-Times and Davidson Kempner. They are:

Jeremy L. Halbreich. Mr. Halbreich is the former President and General Manager of The Dallas Morning News, where he spent 24 years working in marketing and general management positions. In 1998 he founded American Consolidated Media (ACM), which today operates over 100 community newspapers across the country. Mr. Halbreich sold ACM in 2007 to an Australian media group. He is a graduate of Harvard College and the Harvard Business School’s Advanced Management Program.

Robert A. Schmitz. Mr. Schmitz is a partner at Quest Turnaround Advisors, a restructuring firm. He has led turnarounds at PTV Inc., Cablecom, and the Spectran Corporation. As a former Managing Director of Trust Company of the West (TCW), he was responsible for all media related investments, including a number of community newspaper groups. Mr. Schmitz is a former partner at McKinsey & Co., the management consulting firm, where he advised Dow Jones on its reorganization of the Wall Street Journal and later joined the Dow Jones Management Committee to oversee various publishing divisions. Mr. Schmitz is a graduate of the University of Michigan and the Sloan School of Management at the Massachusetts Institute of Technology.

Lee Hillman. Mr. Hillman, a Chicago native, has led a number of well-known operational turnarounds. He served as the CFO of Bally Entertainment and later the Chairman and CEO of Bally Total Fitness, the casino and fitness conglomerate where he led the restructuring that resulted in a public listing of Bally’s shares on the New York Stock Exchange. He is a former audit partner at Ernst & Young and has held director positions at RCN Corporation, Wyndham International, Healthsouth, and the Adelphia Recovery Trust. Mr. Hillman is a graduate of the Wharton School of Finance at the University of Pennsylvania and the Graduate School of Business at the University of Chicago. He is a Certified Public Accountant.

Michael E. Katzenstein. Mr. Katzenstein is founder and principal of CXO, L.L.C., a restructuring and turnaround management firm. Mr. Katzenstein has served as Chief Restructuring Officer and in other senior management roles in a number of recent turnarounds including the predecessor to One Communications Corp., Pacific Crossing Limited, Pac-West Telecomm, and VarTec Telecom and advises many companies and investor groups in the media, technology and telecommunications industries, among others. He currently serves as Chairman of the board of directors at RCN Corporation. He was formerly a law partner at the New York predecessor to Cooley Godward Kronish in New York. Mr. Katzenstein is a graduate of the State University of New York at Binghamton, and the Boston University School of Law.

If the reconstituted Board were to determine that a new Chief Executive is required, it would weigh how best to fill that role. In our letter, we recommended that the changeover of the Board occur at its next scheduled meeting on November 17, 2008. Our letter was made public through a Schedule 13D filing.

On November 7, 2008, the Chairman of the Board of Sun-Times sent us a letter in which he stated his agreement with our assessment of the challenges facing the Company. He also stated that the current Board agrees “that it may be appropriate to restructure the Board over the course of the next few months so that a renewed (and perhaps smaller) Board may guide the Company through the difficulties it faces in 2009.” In that letter, the Chairman wrote that earlier this year “the Board initiated efforts to identify potential new directors of Sun-Times Media Group” and that “we have also identified candidates whom we are in the process of vetting.” The letter concluded with the recognition that “holders of a majority of our shares may act in concert to elect a new Board without further action by the existing directors.” This letter was made public by the Company in a Form 8-K filing dated the same day as the letter.

On November 18, 2008, the Company issued a press release announcing the intention of the Chairman of the Board to resign by December 31, 2008, along with two other Directors who are currently members of the Board’s Special Committee. In this press release, the Board said that it is “evaluating a general restructuring of the Board” and is “evaluating candidates for appointment to the Board” that include our aforementioned Director candidates.

We do not believe these pronouncements are sufficient to address the urgent need for new leadership at Sun-Times. In our opinion, a partly reconstituted Board, which leaves the Chief Executive and two existing Directors in place on the Board with no assurances regarding the selection of three future Directors, is an inadequate gesture given the magnitude of the issues confronting the Company. Sun-Times is burning significant cash as detailed in its recent quarterly reports on Form 10-Q. The Company and its stakeholders cannot afford to risk delay to a wholesale changeover at the Board level. As a large stockholder, we have been consistent in voicing the need for seasoned directors with deep publishing and financial restructuring experience who can immediately begin the critical mission to streamline the Company’s cost structure and mediate liabilities. We have proposed five highly competent and qualified candidates to guide the Company as new Directors in these endeavors which we believe are essential to resuscitate the Company and preserve this franchise for all stakeholders.

The failure of the Sun-Times Directors to commit to the immediate reconstitution of the Board we have proposed has left us with no alternative but to seek this reconstitution through the consent of Sun-Times stockholders. As time is of the essence, we are moving forward to undertake this solicitation. We view a direct solicitation as the most expeditious means of reconstituting the Board so that new Directors can work to position Sun-Times to move forward over the long term as a financially healthy and operationally sound media enterprise over the long term.

Davidson Kempner is seeking the consent of Sun-Times Media Group stockholders to the changes it has proposed for the Sun-Times Board of Directors. Davidson Kempner and its affiliated entities hold in aggregate 4,858,073 Sun-Times shares or 5.9% of common stock outstanding as disclosed in our Schedule 13D filing dated

September 10, 2008. Additionally, as described in our Schedule 13D, certain of these affiliated funds own substantial amounts of Hollinger Inc. notes that are secured by a pledge over 16.5 million of the Company’s shares of which we disclaim any beneficial ownership.

By providing your consent, you will help to enable the proposals we have made to reconstitute the Sun-Times Board to succeed. We urge all stockholders to support this effort.

We thank you for your support.

DAVIDSON KEMPNER CAPITAL MANAGEMENT LLC

SUN-TIMES MEDIA GROUP INC.

CONSENT STATEMENT

OF

DAVIDSON KEMPNER CAPITAL MANAGEMENT LLC

This Consent Statement and the enclosed WHITE consent card are being furnished by Davidson Kempner Capital Management LLC and certain of affiliated entities and persons (as described below), in connection with our solicitation of written consents from you, holders of shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Sun-Times Media Group Inc., a Delaware corporation (“Sun-Times”). A solicitation of written consents is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders. Davidson Kempner (as defined below) and the Nominees (as defined below) are soliciting written consents from the holders of shares of Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a stockholders’ meeting, as authorized by Delaware law:

1.	Repeal any provision of the Sun-Times bylaws in effect at the time this proposal becomes effective that were not included in the amended and restated bylaws filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2008 (the “Bylaw Restoration Proposal”);

2.	Remove (i) each member of the board of directors of Sun-Times (the “Board” or “Sun-Times Board”) other than Robert B. Poile at the time this proposal becomes effective, and (ii) each person appointed to the Board to fill any vacancy or newly-created directorship prior to the effectiveness of the Election Proposal (the “Removal Proposal”); and

3.	Elect each of Jeremy L. Halbreich, Robert A. Schmitz, Lee S. Hillman, and Michael E. Katzenstein (each, a “Nominee” and collectively, the “Nominees”) to serve as a director of Sun-Times (or, if any such Nominee is unable or unwilling to serve as a director of Sun-Times, any other person designated as a Nominee by the remaining Nominee or Nominees) (the “Election Proposal”).

This Consent Statement and the enclosed WHITE consent card are first being sent or given to the stockholders of Sun-Times on or about [                    ], 2008.

We are seeking stockholder consents to replace each of the members of the Sun-Times Board other than Robert B. Poile. On October 31, 2008, we sent a letter to Raymond G.H. Seitz, the chairman of the Sun-Times Board, proposing a specific reconstitution of the Board. To maximize its working efficiency, we proposed reducing the Board’s size to five directors from its present total of seven. We believe it is in Sun-Times’ best interest to change the company’s leadership by reconstituting the Board with new directors who combine deep experience in the publishing space with the rigors of financial restructuring.

Specifically, Davidson Kempner and the Nominees are soliciting your consent in favor of the adoption of the Removal Proposal and the Election Proposal because we believe Sun-Times stockholders will be best served by independent Nominees who are committed to safeguarding and promoting the best interests of all Sun-Times stockholders.

In addition, we are also soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Sun-Times Board does not limit the effect of your consent to the removal of the incumbent members of the Board as set forth herein and the election of the Nominees through changes to the Sun-Times bylaws not filed with the SEC on or before May 9, 2008 which have the effect of limiting existing stockholders’ rights and abilities to take action in their capacity as stockholders of Sun-Times.

The effectiveness of each of the Proposals requires the affirmative consent of the holders of record of a majority of the Common Stock outstanding as of the close of business on the Record Date (as defined under the caption “Consent Procedure” on page 9). Each Proposal will be effective without further action when we deliver to Sun-Times such requisite number of consents. Neither the Bylaw Restoration Proposal nor the Removal Proposal is subject to, or is conditioned upon, the effectiveness of the other Proposals. The Election Proposal is conditioned in part upon the effectiveness of the Removal Proposal. If none of the then existing members of (or appointees to) the Sun-Times Board are removed in the Removal Proposal, and there are no vacancies to fill, none of the Nominees can be elected pursuant to the Election Proposal.

In addition, none of the Proposals will be effective unless the delivery of the written consents complies with Section 228(c) of the Delaware General Corporation Law (“DGCL”). For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to Sun-Times within 60 days of the earliest dated written consent delivered to Sun-Times. Davidson Kempner delivered its written consent to Sun-Times on [    ], 2008. Consequently, by [                    ], 2009 Davidson Kempner will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the shares of Common Stock outstanding as of the close of business on the Record Date (as defined below). We intend to set [                    ], 2008 as the goal for submission of written consents. Effectively, this means that you have until [                    ], 2009 to consent to the Proposals. WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. Davidson Kempner reserves the right to submit to Sun-Times consents at any time within 60 days of the earliest dated written consent delivered to Sun-Times. See “Consent Procedures” for additional information regarding such procedures.

This solicitation is being made by Davidson Kempner and the Nominees and not by or on behalf of the Sun-Times Board. As used in this solicitation statement, Davidson Kempner means Davidson Kempner Capital Management LLC, Davidson Kempner Partners, Davidson Kempner Institutional Partners, L.P., M.H. Davidson & Co., Davidson Kempner International, Ltd., Davidson Kempner Distressed Opportunities Fund LP, Davidson Kempner Distressed Opportunities International Ltd., Davidson Kempner Event Driven Equities Fund LP, Davidson Kempner Event Driven Equities International Fund Ltd., MHD Management Co., DK Group LLC, DK Management Partners LP, DK Stillwater GP LLC, Davidson Kempner Advisers Inc., Davidson Kempner International Advisors, L.L.C., and Messrs. Thomas L. Kempner, Jr., Marvin H. Davidson, Stephen M. Dowicz, Scott E. Davidson, Michael J. Leffell, Timothy I. Levart, Robert J. Brivio, Jr., Anthony A. Yoseloff, Eric P. Epstein, Avram Z. Friedman and Conor Bastable. Please see the section titled “OTHER INFORMATION — Participants in the Solicitation” and Annex A for additional information regarding Davidson Kempner.

YOUR CONSENT IS IMPORTANT.

Davidson Kempner urges you to consent to the Bylaw Restoration Proposal, the Removal Proposal and the Election Proposal by signing, dating and returning the WHITE consent card in the postage-paid envelope provided. Please note that you must sign AND date your consent card in order for it to be valid.

We urge you not to revoke your consent by signing any consent revocation card sent to you by Sun-Times or otherwise, and to revoke any consent revocation you may have already submitted to Sun-Times. To revoke an earlier consent revocation, simply consent to the Proposals by signing and returning a later dated WHITE consent card in the envelope provided.

According to Sun-Times’ public filings, there were 82,312,709 shares of Common Stock outstanding as of October 31, 2008. The stockholders of Sun-Times are entitled to one vote per share of Common Stock.

This Consent Statement is neither a request for the tender of, nor an offer with respect to, shares of Common Stock and does not convey record or beneficial ownership of shares of Common Stock to Davidson Kempner.

ii

IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please submit your consent to us today by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. Davidson Kempner urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Davidson Kempner Capital Management LLC c/o Innisfree M&A Incorporated (“Innisfree” or “Innisfree M&A Incorporated”) at 501 Madison Avenue, 20th Floor, New York, New York 10022 so that Davidson Kempner will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Only holders of record of shares of Common Stock as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT.

If you have any questions about executing or delivering your WHITE consent card or require assistance, please contact:

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders call toll free: 888-750-5834

Banks and brokers call collect: 212-750-5833

iii

QUESTIONS AND ANSWERS ABOUT THIS WRITTEN CONSENT SOLICITATION

Who is making the solicitation?

The solicitation is being made by Davidson Kempner and the Nominees. Davidson Kempner is a sizeable stockholder of Sun-Times. Our affiliated entities hold in aggregate 4,858,073 shares of Common Stock or 5.9% of the Common Stock outstanding as disclosed in our Schedule 13D filed with the SEC on September 10, 2008. Additionally, certain of our affiliated funds own substantial amounts of Hollinger Notes (as defined below) that are secured by a pledge over 16.5 million shares of Common Stock.

Please see the section titled “OTHER INFORMATION — Participants in the Solicitation” and Annex A for additional information regarding Davidson Kempner and the Nominees.

Who is paying for the solicitation?

Davidson Kempner will pay all costs of the solicitation of WHITE consent cards. If the Election Proposal is adopted, Davidson Kempner will request that Sun-Times reimburse our expenses.

What are we asking you to consent to?

Davidson Kempner is asking you to consent to three corporate actions: (1) the Bylaw Restoration Proposal, (2) the Removal Proposal and (3) the Election Proposal.

Davidson Kempner is asking you to consent to the Removal Proposal and the Election Proposal to remove Sun-Times’ current directors (other than Robert B. Poile) and any appointees to the Sun-Times Board prior to the effectiveness of the Removal Proposal, and to replace them with the Nominees. In addition, in order to ensure that your consent to elect the Nominees will not be modified or diminished by actions taken by the incumbent Sun-Times Board prior to the election of such Nominees, Davidson Kempner is asking you to consent to the Bylaw Restoration Proposal.

Please see the sections titled “PROPOSAL 1 — THE BYLAW RESTORATION PROPOSAL”, “PROPOSAL 2 — THE REMOVAL PROPOSAL” and “PROPOSAL 3 — THE ELECTION PROPOSAL” for the full text of, and a more complete description of, the Proposals.

Who are the Nominees that Davidson Kempner is proposing to elect to the Sun-Times Board?

Davidson Kempner is asking you to elect each of Jeremy L. Halbreich, Robert A. Schmitz, Lee S. Hillman and Michael E. Katzenstein to serve as a director of Sun-Times. Except as otherwise disclosed in this Consent Statement, the Nominees are independent persons not affiliated with Davidson Kempner or, other than Robert B. Poile, who is currently a member of the Sun-Times board of directors, Sun-Times. They are highly qualified and experienced members of the business community who we believe are committed to act in the best interests of Sun-Times and its stockholders.

For information regarding the Nominees, please see the section titled “THE NOMINEES” and Annex A of this Consent Statement.

Who can consent to the Proposals?

If you are a record owner of shares of Common Stock as of the close of business on [                    ], 2008, the Record Date with respect to the consent solicitation, you have the right to consent to the Proposals.

You also have the right to consent to the Proposals with respect to any shares of Common Stock of which you are the beneficial owner as of [                    ], 2008, but which are registered in the name of a bank, broker firm, dealer, trust company or other nominee. Please see the section titled “VOTING SECURITIES” for details regarding how to instruct your bank, broker firm, dealer, trust company or other nominee to consent to the Proposals.

When is the deadline for submitting consents?

In order for the Proposals to be adopted, Davidson Kempner must receive written consents signed by the holders of record of a majority of the shares of Common Stock outstanding as of the close of business on the Record Date within 60 days of the date of the earliest dated consent delivered to Sun-Times. Davidson Kempner delivered its written consent to Sun-Times on [    ], 2008. Consequently, Davidson Kempner will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the shares of Common Stock outstanding as of the close of business on the Record Date no later than [                    ], 2009. Nevertheless, we intend to set [                    ], 2008 as the goal for submission of written consents. Effectively, this means that you have until [                    ], 2009 to consent to the Proposals. WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. Davidson Kempner reserves the right to submit to Sun-Times consents at any time within 60 days of the earliest dated written consent delivered to Sun-Times. See “CONSENT PROCEDURES” for additional information regarding such procedures.

How many consents must be granted in favor of each of the Proposals?

Each of the Bylaw Restoration Proposal, the Removal Proposal and the election of each Nominee to replace the removed members of (and any appointees to) the Sun-Times Board will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the shares of Common Stock outstanding as of the close of business on the Record Date, provided that such consents are delivered to Sun-Times within 60 days of the earliest dated written consent delivered to Sun-Times. According to Sun-Times’ quarterly report on Form 10-Q filed with the SEC on November 7, 2008, as of October 31, 2008 there were 82,312,709 shares of Common Stock outstanding.

Assuming that the number of outstanding shares of Common Stock is 82,312,709 on the Record Date, the consent of stockholders holding at least 41,156,355 shares of Common Stock would be necessary to effect each of the Bylaw Restoration Proposal, the Removal Proposal and the election of each Nominee to the Sun-Times Board.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT.

What should you do to consent?

If your shares of Common Stock are registered in your own name, please submit your consent to us by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. Davidson Kempner urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Davidson Kempner Capital Management LLC c/o Innisfree M&A Incorporated at 501 Madison Avenue, 20th Floor, New York, New York 10022 so that Davidson Kempner will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Whom should you call if you have questions about the solicitation?

Please call our consent solicitor, Innisfree M&A Incorporated, toll free at + 1 (888) 750-5834. Banks and brokers may call collect at + 1 (212) 750-5833.

IMPORTANT

Davidson Kempner urges you to express your consent on the WHITE consent card TODAY to:

•	the Removal Proposal and the Election Proposal to remove and replace the incumbent Sun-Times Board (excluding Robert B. Poile, but including any pending appointees) with the Nominees; and

•	the Bylaw Restoration Proposal to ensure that the incumbent Sun-Times Board does not limit the effect of your consent to the removal of the incumbent Board and the election of the Nominees.

PROPOSAL 1 — THE BYLAW RESTORATION PROPOSAL

Davidson Kempner is asking you to consent to the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Sun-Times Board does not limit the effect of your consent to the removal of the incumbent Board and the election of the Nominees through changes to the Sun-Times bylaws not filed with the SEC on or before May 9, 2008 which have the effect of limiting existing stockholders’ rights and abilities to take action in their capacity as stockholders of Sun-Times.

The following is the text of the Bylaw Restoration Proposal:

“RESOLVED, that any provision of the bylaws of Sun-Times Media Group, Inc. as of the effectiveness of this resolution that were not included in the amended and restated bylaws filed with the Securities and Exchange Commission on May 9, 2008, be and are hereby repealed.”

If the incumbent Sun-Times Board does not effect any change to the version of the bylaws publicly available in filings by Sun-Times with the SEC on or before May 9, 2008, the Bylaw Restoration Proposal will have no effect. However, if the incumbent Sun-Times Board has made changes since that time, the Bylaw Restoration Proposal, if adopted, will restore the Sun-Times bylaws to the version that was publicly available in filings by Sun-Times with the SEC on May 9, 2008, without considering the nature of any changes the incumbent Sun-Times Board may have adopted. As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments which one or more stockholders of Sun-Times may consider to be beneficial to them or to Sun-Times. However, the Bylaw Restoration Proposal will not preclude the newly-elected Sun-Times Board from reconsidering any repealed bylaw changes following the consent solicitation. Davidson Kempner is not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

DAVIDSON KEMPNER URGES YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL.

PROPOSAL 2 — THE REMOVAL PROPOSAL

Davidson Kempner is asking you to consent to the Removal Proposal to remove each member of the Sun-Times Board (other than Robert B. Poile) and any other person or persons appointed to the Sun-Times Board to fill any vacancy or any newly-created directorships (which, for the avoidance of doubt, excludes persons elected pursuant to this consent solicitation). The following is the text of the Removal Proposal:

“RESOLVED, that (i) each member of the board of directors of Sun-Times Media Group, Inc. at the time this resolution becomes effective (other than Robert B. Poile), and (ii) each person appointed to the Board to fill any vacancy or newly-created directorship prior to the effectiveness of Proposal 3 (Election Proposal), be and hereby is removed.”

Sun-Times held its 2008 annual meeting of stockholders on June 17, 2008. According to publicly available information, as of June 24, 2008, the Sun-Times Board is comprised of seven (7) directors, such members being Herbert A. Denton, Peter J. Dey, Cyrus F. Freidheim, Jr., Gordon A. Paris, Robert B. Poile, Graham W. Savage, and Raymond G.H. Seitz.

On November 18, 2008, Sun-Times announced the intention of Gordon A. Paris, Graham W. Savage and Raymond G.H. Seitz to resign from the Board by December 31, 2008.

Under Delaware law, directors not serving on a classified board may be removed from office by the stockholders without cause. According to publicly available information, Davidson Kempner believes that the Sun-Times Board is not classified under Delaware law and that, accordingly, the members of the Sun-Times Board (other than Robert B. Poile) may be removed without cause by the holders of a majority of the shares then entitled to vote or consent.

DAVIDSON KEMPNER URGES YOU TO CONSENT TO THE REMOVAL PROPOSAL.

PROPOSAL 3 — THE ELECTION PROPOSAL

Davidson Kempner is asking you to consent to elect, without a stockholders’ meeting, each of the following individuals to serve as a director of Sun-Times:

Name

(1)	Jeremy L. Halbreich
(2)	Robert A. Schmitz
(3)	Lee S. Hillman
(4)	Michael E. Katzenstein

Although Davidson Kempner has no reason to believe that any of the Nominees will be unable or unwilling to serve as directors, if any of the Nominees is not available for election, the persons named on the WHITE consent card may designate such other nominee or nominees to be elected to the Sun-Times Board. Each of the Nominees has agreed to be named in this Consent Statement and to serve as a director of Sun-Times, if elected. If elected, each Nominee will hold office and until his successor is elected and qualified at Sun-Times’ 2009 annual meeting or until his earlier death, resignation, retirement, disqualification or removal.

For information on the Nominees, please see the section titled “THE NOMINEES” and Annex A of this Consent Statement.

DAVIDSON KEMPNER URGES YOU TO CONSENT TO THE ELECTION OF ALL NOMINEES.

NUMBER OF CONSENTS REQUIRED FOR THE PROPOSALS

Each of the Bylaw Restoration Proposal, the Removal Proposal and the election of each Nominee will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of a majority of the outstanding shares of Common Stock as of the close of business on the Record Date, provided that such consents are delivered to Sun-Times within 60 days of the earliest dated written consent delivered to Sun-Times. According to Sun-Times’ quarterly report on Form 10-Q filed with the SEC on November 7, 2008, as of October 31, 2008 there were 82,312,709 shares of Common Stock outstanding.

Assuming that the number of outstanding shares of Common Stock is 82,312,709 as of the Record Date, the consent of stockholders holding at least 41,156,355 shares of Common Stock would be necessary to effect each of the Bylaw Restoration Proposal, the Removal Proposal and the election of each Nominee to the Sun-Times Board. IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT. “Broker non-votes” occur when a bank, broker or other nominee holder has not received instructions with respect to a particular matter, including the Proposals, and therefore does not have discretionary power to vote on that matter. As a result, we urge you to contact your broker, banker or other nominee TODAY if any shares of Common Stock you own are held in the name of a broker, banker or other nominee and you have not provided to them instructions to promptly consent to the Bylaw Restoration Proposal, the Removal Proposal and the Election Proposal. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or internet, instructions will be included on the enclosed WHITE consent card.

Neither the Bylaw Restoration Proposal nor the Removal Proposal is subject to, or is conditioned upon, the effectiveness of the other Proposals. The Election Proposal is conditioned in part upon the effectiveness of the Removal Proposal. If none of the then existing members of (or appointees to) the Sun-Times Board are removed in the Removal Proposal, and there are no vacancies to fill, none of the Nominees can be elected pursuant to the Election Proposal.

THE NOMINEES

Davidson Kempner believes that each of the Nominees is “independent” within the meaning of the listing standards of the New York Stock Exchange (“NYSE”).

Each of the Nominees has furnished the following information regarding his principal occupation and certain other matters. None of the corporations or other organizations in which any Nominee carried on his principal occupation or employment during the past five years is a subsidiary or other affiliate of Sun-Times.

Jeremy L. Halbreich, age 56. Mr. Halbreich is the former President and General Manager of The Dallas Morning News, where he spent 24 years working in marketing and general management positions. In 1998 he founded American Consolidated Media (ACM), which today operates over 100 community newspapers across the country. Mr. Halbreich sold ACM in 2007 to an Australian media group and served as Chairman of the board of directors, President and Chief Executive Officer until August, 2008. From September 2008 to the present, he has served as Chairman of the board of directors, President and Chief Executive Officer of AMERCOMM LLC, a media management firm. He is a graduate of Harvard College and the Harvard Business School’s Advanced Management Program.

Robert A. Schmitz, age 67. Mr. Schmitz has served as a Managing Director at Quest Turnaround Advisors since 2000. He has led turnarounds at PTV Inc., Cablecom, and the Spectran Corporation. As a former Managing Director of Trust Company of the West (TCW), he was responsible for all media related investments, including a number of community newspaper groups. Mr. Schmitz is a former partner at McKinsey & Co., the management consulting firm, where he advised Dow Jones on its reorganization of the Wall Street Journal and later joined the Dow Jones Management Committee to oversee various publishing divisions. Mr. Schmitz is a graduate of the University of Michigan and the Sloan School of Management at the Massachusetts Institute of Technology.

Lee S. Hillman, age 53. Mr. Hillman, a Chicago native, has served as the President of Liberation Advisory Group, LLC and Liberation Management Services, LLC since 2003 and has led a number of well-known operational turnarounds. He served as the Chief Financial Officer of Bally Entertainment and later the Chairman and Chief Executive Officer of Bally Total Fitness, the casino and fitness conglomerate where he led the restructuring that resulted in a public listing of Bally’s shares on the New York Stock Exchange. He also served, until May, 2008, as the Chairman of the board of directors and Chief Executive Officer of Power Plate International, from February, 2006, and as President of Power Plate North America, Inc., from August, 2004. He is a current member of the board of directors of Lawson Products Inc. and RCN Corporation and a current trustee of Adelphia Recovery Trust, each of which is a United States public reporting company, as well as a former audit partner at Ernst & Young and a former member of the board of directors of Wyndham International and Healthsouth. Mr. Hillman is a graduate of the Wharton School of Finance at the University of Pennsylvania and the Graduate School of Business at the University of Chicago. He is a Certified Public Accountant.

Michael E. Katzenstein age 49. Mr. Katzenstein is founder and principal of CXO, L.L.C., a restructuring and turnaround management firm. In connection with his role at CXO, L.L.C., Mr. Katzenstein has served as Chief Restructuring Officer and in other senior management roles in a number of recent turnarounds, and advises many companies and investor groups in the media, technology and telecommunications industries, among others. In April 2007, Pac-West Telecomm Inc., for which Mr. Katzenstein has served as Chief Restructuring Officer, filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) in Delaware in April 2007 and exited Chapter 11 bankruptcy in November 2007. Vartec Telecom Inc., for which Mr. Katzenstein has served as Chief Operating Officer, filed a voluntary petition under Chapter 11 in Texas in November 2004 and exited Chapter 11 bankruptcy in July 2006 upon the sale of substantially all of the assets of the debtor. Mr. Katzenstein has served as interim Chief Operating Officer for Global Photon Systems Inc. and Global West Network, Inc., each of which filed a voluntary petition under Chapter 11 in California in May 2004, which proceedings were subsequently dismissed. In addition, Mr. Katzenstein has served in a senior management role to the predecessor to One Communications Corp. Mr. Katzenstein currently serves as Chairman of the board of directors at RCN

Corporation. He was formerly a law partner at the New York predecessor to Cooley Godward Kronish in New York. Mr. Katzenstein is a graduate of the State University of New York at Binghamton, and the Boston University School of Law.

Compensation of Sun-Times Directors

If elected to the Sun-Times Board, the Nominees will not receive any form of compensation or indemnification from Davidson Kempner for their service as directors of Sun-Times. They will, however, receive whatever compensation for directors the Sun-Times Board has established unless and until the Sun-Times Board determines to change such compensation. The following discussion summarizes Sun-Times’ compensation of directors based solely on Sun-Times’ proxy statement on Schedule 14A filed with the SEC on May 16, 2008.

Under the terms of the Sun-Times’ compensation arrangements with directors, each non-management director receives an annual director retainer of $50,000 per annum and a fee of $3,000 for each board meeting attended. Committee chairs and committee members receive retainers and meeting attendance fees which vary among committees. The chair of the audit committee receives a $20,000 annual retainer, while audit committee members receive a $10,000 annual retainer and all audit committee members receive a fee of $3,000 per meeting attended. The chair of the compensation committee receives an annual retainer of $5,000, and all compensation committee members receive a fee of $3,000 per meeting attended. The chair of the nominating and governance committee receives an annual retainer of $5,000, and all nominating and governance committee members receive a fee of $3,000 per meeting attended. The chair of the special committee receives a meeting attendance fee of $7,500, and all special committee members receive a fee of $5,000 per meeting attended. All members of the strategic alternatives committee, which was established by the Board in February 2008, receive a fee of $3,000 per meeting attended. Directors are reimbursed for reasonable expenses incurred in attending meetings of the Board.

One-half of the annual director’s retainer for 2007 was paid in the form of deferred stock units (“DSUs”) granted under Sun-Times’ 1999 Stock Incentive Plan. The remainder of the annual director’s retainer was payable in cash unless the non-management director elects to receive DSUs in lieu of such payment. Effective January 1, 2008, the Board of Directors approved changes to Sun-Times’ compensation arrangements with non-management directors to provide that all of the annual director’s retainer be paid in the form of DSUs. Each non-management director will also receive a grant of an additional 1,000 DSUs under the 1999 Stock Incentive Plan each fiscal quarter. The DSUs will be issued in quarterly installments as of the last business day of each fiscal quarter, with the number of DSUs being issued with respect to annual director retainer payments as of each such date being determined by dividing the amount of the annual director retainer payable by the fair market value of a share of Common Stock on the last trading day of such fiscal quarter. Each DSU represents an unfunded, unsecured right to receive a share of Common Stock after the date the non-management director ceases to be a member of the Board. DSUs attract additional dividend equivalent DSUs if Sun-Times declares a cash or stock dividend on its outstanding Common Stock.

The Board also maintains a stock ownership requirement for non-management Board members. Each non-management director is required to own shares of Common Stock with an aggregate fair market value equal to at least five times the amount of the annual director retainer. Non-management directors will have five years to satisfy this requirement and all DSUs granted to a non-management director will count towards the satisfaction of this requirement.

Arrangement between Davidson Kempner and the Nominees

Pursuant to an agreement with each of the Nominees (each, an “Indemnification Agreement”), Davidson Kempner has agreed to indemnify, defend and hold harmless each Nominee from and against any and all losses, claims, damages, liabilities, judgments, costs and expenses to which such Nominee may become subject or which such Nominee may incur in connection with his being a nominee for election to the Sun-Times Board. Other than the Indemnification Agreement, there is no arrangement or understanding between any Nominee and any other person or persons, including Davidson Kempner, pursuant to which any Nominee was selected as a nominee for election to the Sun-Times Board.

Additional Information Concerning the Nominees

The Nominees have furnished additional miscellaneous information required by the SEC rules and applicable law, which information is located in Annex A of this Consent Statement.

DAVIDSON KEMPNER IS ASKING YOU TO CONSENT TO THE ELECTION OF ALL NOMINEES.

We believe the Nominees are highly qualified, experienced and well-respected members of the business community who we believe will, if elected, act in the best interests of Sun-Times and its stockholders and exercise their independent judgment in accordance with their fiduciary duties in all matters that come before the Sun-Times Board.

VOTING SECURITIES

According to Sun-Times’ public filings, the shares of Common Stock constitute the only class of outstanding voting securities of Sun-Times, and as of October 31, 2008 there were 82,312,709 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote, and only record holders of Common Stock are entitled to execute consents. Sun-Times’ stockholders do not have cumulative voting rights.

PROCEDURAL INSTRUCTIONS

You may consent to any of the proposals on the enclosed WHITE consent card by marking the “CONSENT” box and signing, dating and returning the WHITE consent card in the envelope provided. You may also withhold your consent with respect to any of the proposals on the enclosed WHITE consent card by marking the “DOES NOT CONSENT” box, and signing, dating and returning the WHITE consent card in the envelope provided. You may abstain from consenting to any of the proposals on the enclosed WHITE consent card by marking the “ABSTAIN” box and signing, dating and returning the WHITE consent card in the envelope provided.

If you sign, date and return the WHITE consent card, but give no direction with respect to certain of the proposals, you will be deemed to consent to any such proposal.

DAVIDSON KEMPNER URGES YOU TO CONSENT TO ALL THE PROPOSALS

ON THE ENCLOSED WHITE CONSENT CARD

Revocation of Written Consents. An executed consent card may be revoked at any time by delivering a written consent revocation before the time that the action authorized by the executed consent becomes effective. Revocations may only be made by the record holder that granted such consent. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated WHITE consent card that is properly executed will constitute a revocation of any earlier consent. The revocation may be delivered either to Davidson Kempner, in care of Innisfree, or to the principal executive offices of Sun-Times. Although a revocation is effective if delivered to Sun-Times, Davidson Kempner requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to Davidson Kempner, c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022, so that Davidson Kempner will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

YOUR CONSENT IS IMPORTANT.

CONSENT PROCEDURES

Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation’s certificate of incorporation, any action that is required or permitted to be taken at a meeting of the corporation’s stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and such consents are properly delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Sun-Times’ Restated Certificate of Incorporation does not contain any such contrary provision.

The Sun-Times bylaws provide that the record date for determining the stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Sun-Times Board is required by law, shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to Sun-Times by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of Sun-Times having custody of the book in which the proceeding of meetings of the stockholders are recorded. Davidson Kempner delivered its signed written consent to Sun-Times on [    ], 2008, and no prior action by the Board was required. Accordingly, the record date for the solicitation made hereby is [    ], 2008 (the “Record Date”).

For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to Sun-Times within 60 days of the earliest dated written consent delivered to Sun-Times. Consequently, Davidson Kempner will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the shares of Common Stock outstanding as of the close of business on the Record Date no later than [                    ], 2009. Nevertheless, we intend to set [                    ], 2008 as the goal for submission of written consents. Effectively, this means that you have until [                    ], 2009 to consent to the Proposals. WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. Davidson Kempner reserves the right to submit to Sun-Times consents at any time within 60 days of the earliest dated written consent delivered to Sun-Times.

If the Proposals become effective as a result of this consent solicitation by less than unanimous written consent, prompt notice of the Proposals will be given under Section 228(e) of the DGCL to stockholders who have not executed written consents. All stockholders will be notified as promptly as possible by press release of the results of the solicitation.

APPRAISAL RIGHTS

Sun-Times’ stockholders are not entitled to appraisal rights under Delaware law in connection with the Proposals or this Consent Statement.

OTHER INFORMATION

Participants in the Solicitation

Davidson Kempner Capital Management LLC is organized as a New York limited liability company. Davidson Kempner Partners is organized as a New York limited partnership (“DKP”). Davidson Kempner Institutional Partners, L.P. is organized as a Delaware limited partnership (“DKIP”). M.H. Davidson & Co. is organized as a New York limited partnership (“CO”). Davidson Kempner International, Ltd. is organized as a British Virgin Islands corporation (“DKIL”). Davidson Kempner Distressed Opportunities Fund LP is organized as a Delaware Limited Partnership (“DKDOF”). Davidson Kempner Distressed Opportunities International Ltd. is organized as a Cayman Islands corporation (“DKDOI”). Davidson Kempner Event Driven Equities Fund LP is organized as a Delaware limited partnership (“EDEF”). Davidson Kempner Event Driven Equities International Fund Ltd. is organized as a Cayman Islands corporation (“EDEI”). MHD Management Co. is organized as a New York limited partnership (“MHD”). DK Group LLC is organized as a Delaware limited liability company (“DKG”). DK Management Partners LP is organized as a Delaware limited partnership (“DKMP”). DK Stillwater GP LLC is organized as a Delaware limited liability company (“DKS”). Davidson Kempner Advisers Inc. is organized as a New York corporation (“DKAI”). Davidson Kempner International Advisors, L.L.C. is organized as, a Delaware limited liability company (“DKIA”).

Messrs. Thomas L. Kempner, Jr., Marvin H. Davidson, Stephen M. Dowicz, Scott E. Davidson, Michael J. Leffell, Timothy I. Levart, Robert J. Brivio, Jr., Anthony A. Yoseloff, Eric P. Epstein, Avram Z. Friedman and Conor Bastable (collectively, the “Principals”) are the general partners of CO and MHD, the sole limited partners of DKMP, the sole managing members of DKIA and DKG, and the sole stockholders of DKAI, and their principal businesses are to invest for funds and accounts under their management. Messrs. Thomas L. Kempner, Jr. and Timothy I. Levart are also the managing members of DKS. MHD is the general partner of DKP. DKG is the general partner of EDEF and DKDOF. DKMP is the investment manager of EDEI and DKDOI. DKS is the general partner of DKMP. DKAI is the general partner of DKIP and is registered as an investment adviser with the SEC. DKIA is the investment manager of DKIL.

The address of the principal business office of each of the participants set forth above is c/o Davidson Kempner Capital Management LLC, 65 East 55th Street, 19th Floor, New York, N.Y. 10022.

As of the date of this Consent Statement, Davidson Kempner owns of record and beneficially an aggregate 4,858,073 shares of Common Stock representing approximately 5.9% of the 82,312,709 shares of Common Stock as reported to be outstanding by Sun-Times as of October 31, 2008. Additionally, as described in our Schedule 13D, pursuant to a settlement agreement entered into on May 14, 2008 by Hollinger Inc., Sun-Times and Davidson Kempner, certain of our affiliated funds own substantial amounts of notes (the “Hollinger Notes”) issued by Hollinger Inc. pursuant to indentures dated March 10, 2003 and September 30, 2004 (the “Hollinger Indentures”) that are secured by a pledge over 16.5 million shares of Common Stock (the “Collateral Shares”). Pursuant to such settlement agreement, all voting and other rights relating to the Collateral Shares shall be exercised by the trustees under the Hollinger Indentures for the benefit of and at the direction of the holders of the Hollinger Notes in the manner contemplated by the Hollinger Indentures, in each case to the extent that such Collateral Shares represent no more than 19.99% of the then outstanding shares of Common Stock. As of the date of this Consent Statement, Davidson Kempner, through certain of our affiliated funds, holds, in the aggregate, approximately 42% of the Hollinger Notes issued under the March 10, 2003 Indenture and approximately 73% of the Hollinger Notes issued under the September 30, 2004 Indenture, comprising less than 50% of the aggregate outstanding principal amount of the Hollinger Notes. Davidson Kempner does not have the right or the ability to control the vote or disposition of the Collateral Shares and Davidson Kempner disclaims beneficial ownership of the Collateral Shares. Additional information concerning transactions in securities of Sun-Times effected during the past two years by Davidson Kempner and the Nominees is set forth on Annex C.

Please see Annex A for additional information regarding Davidson Kempner and the Nominees.

Solicitation of Written Consents

Solicitation of WHITE consent cards by or on behalf of Davidson Kempner, the Nominees and other participants in this solicitation may be conducted by mail, facsimile, courier services, telephone, telegraph, the Internet, e-mail, newspapers, advertisements and other publications of general distribution and in person. Davidson Kempner may, from time to time, request that certain of its senior management employees assist with the solicitation as part of his duties in the normal course of his employment without any additional compensation for the solicitation.

Davidson Kempner has retained Innisfree M&A Incorporated to aid in soliciting consents for a fee not to exceed $[            ] plus reasonable out-of-pocket expenses. Davidson Kempner has agreed to indemnify Innisfree against certain liabilities and expenses. It is anticipated that approximately [    ] people will be employed by Innisfree in connection with the solicitation of written consents for the Proposals.

Davidson Kempner may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses incurred in connection with forwarding, at Davidson Kempner’s request, all materials related to the consent solicitation to the beneficial owners of shares of Common Stock they hold of record.

Davidson Kempner will pay all costs of the solicitation of WHITE consent cards and if the Election Proposal is adopted, Davidson Kempner will request that Sun-Times reimburse our expenses. Davidson Kempner estimates the total amount to be spent in furtherance of or in connection with the solicitation of security holders of Sun-Times to be approximately $[            ]. Davidson Kempner’s aggregate expenditures to date in furtherance of or in connection with the solicitation of security holders of Sun-Times are approximately $[            ].

Neither Davidson Kempner nor any associate of Davidson Kempner has any arrangement or understanding with any person with respect to any future employment by Sun-Times or its affiliates, or with respect to any future transactions to which Sun-Times or its affiliates will or may be a party.

Security Ownership of Certain Beneficial Owners and Management of Sun-Times

Information regarding security ownership of certain beneficial owners and management of Sun-Times is included in Annex B of this Consent Statement.

ANNEX A

INFORMATION CONCERNING PARTICIPANTS IN THE SOLICITATION

The following sets forth the name, business address, and the number of shares of Common Stock of Sun-Times beneficially owned (as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of [                    ], 2008 by each of (i) Davidson Kempner and (ii) the Nominees:

Name	Business Address	Number of Shares of Common Stock of Sun-Times Beneficially Owned	Percent of Common Stock of Sun-Times (%) (1)
Davidson Kempner Capital Management LLC	65 East 55th Street, 19th Floor New York, N.Y. 10022	—	—

Davidson Kempner Partners (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	581,752	0.7

Davidson Kempner Institutional Partners, L.P. (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	1,259,909	1.5

M.H. Davidson & Co. (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	104,012	0.1

Davidson Kempner International, Ltd. (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	2,240,925	2.7

Davidson Kempner Distressed Opportunities Fund LP (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	94,990	0.1

Davidson Kempner Distressed Opportunities International Ltd. (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	250,738	0.3

Davidson Kempner Event Driven Equities Fund LP (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	230,629	0.3

Davidson Kempner Event Driven Equities International Fund Ltd. (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	95,118	0.1

MHD Management Co. (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	581,752	0.7

Name	Business Address	Number of Shares of Common Stock of Sun-Times Beneficially Owned	Percent of Common Stock of Sun-Times (%) (1)
DK Group LLC (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	325,619	0.4

DK Management Partners LP (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	345,856	0.4

DK Stillwater GP LLC (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	345,856	0.4

Davidson Kempner Advisers Inc. (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	1,259,909	1.5

Davidson Kempner International Advisors, L.L.C. (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	2,240,925	2.7

Thomas L. Kempner, Jr. (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	4,858,073	5.9

Marvin H. Davidson (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	4,858,073	5.9

Stephen M. Dowicz (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	4,858,073	5.9

Scott E. Davidson (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	4,858,073	5.9

Michael J. Leffell (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	4,858,073	5.9

Anthony A. Yoseloff (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	4,858,073	5.9

Name	Business Address	Number of Shares of Common Stock of Sun-Times Beneficially Owned	Percent of Common Stock of Sun-Times (%) (1)
Timothy I. Levart (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	4,858,073	5.9

Eric P. Epstein (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	4,858,073	5.9

Robert J. Brivio, Jr. (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	4,858,073	5.9

Avram Z. Friedman (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	4,858,073	5.9

Conor Bastable (2)	c/o Davidson Kempner Capital Management LLC 65 East 55th Street, 19th Floor New York, N.Y. 10022	4,858,073	5.9

Jeremy L. Halbreich	c/o AMERCOMM LLC 100 Highland Park Village, Suite 200 Dallas, T.X. 75205	90,000	0.1

Robert A. Schmitz	c/o Quest Turnaround Advisors, LLC Riverview at Purchase 287 Bowman Avenue Purchase, N.Y. 10577	—	—

Lee S. Hillman	c/o Liberation Advisory Group 1033 Skokie Blvd., Suite 480 Northbrook, I.L. 60062	—	—

Michael E. Katzenstein	c/o CXO, L.L.C. 5956 Sherry Lane, Suite 1000 Dallas, T.X. 75225	—	—

(1)	All percentages are based on the 82,312,709 shares of Common Stock outstanding as of October 31, 2008, according to Sun-Times’ quarterly report on Form 10-Q filed with the SEC on November 7, 2008.

(2)

DKAI is the general partner of DKIP and consequently has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,259,909 shares of Common Stock held by DKIP. DKIA provides managerial services to DKIL, and consequently has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,240,925 shares of Common Stock held by DKIL. MHD, as the general partner of DKP, has voting power and dispositive power with respect to all 581,752 shares of Common Stock held by DKP. DKG is the general partner of EDEF and DKDOF and consequently has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 230,629 shares of Common Stock held by EDEF and the 94,990 shares of Common Stock held by DKDOF. DKMP is the investment manager of EDEI and DKDOI, and DKS is the general partner of DKMP, and consequently each of DKMP and DKS has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 95,118 shares of Common Stock held by EDEI and the 250,738 shares of Common Stock held by DKDOI. The Principals are also deemed to have shared voting power and shared dispositive power with respect to all shares of Common Stock as to which DKAI, DKIA, MHD, CO, DKG and DKMP have voting power or dispositive power. Accordingly, Davidson Kempner is deemed to have shared voting and dispositive power with respect to an aggregate of 4,858,073 shares of Common Stock.

Except as set forth in this Consent Statement, in the Appendices hereto or filings of Davidson Kempner pursuant to Section 13 of the Exchange Act, to the best knowledge of Davidson Kempner, none of Davidson Kempner, any of the persons participating in this solicitation on behalf of Davidson Kempner, any of the Nominees nor any associate of any of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of Sun-Times or any parent or subsidiary of Sun-Times, (ii) owns any securities of Sun-Times of record that it does not own beneficially, (iii) has purchased or sold any securities of Sun-Times within the past two years, (iv) has incurred indebtedness for the purpose of acquiring or holding securities of Sun-Times, (v) is or has been a party to any contract, arrangement or understanding with any person with respect to any securities of Sun-Times, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, within the past year, (vi) has been indebted to Sun-Times or any of its subsidiaries since the beginning of Sun-Times’ last fiscal year, (vii) has any arrangement or understanding with respect to future employment by Sun-Times or its affiliates, or with respect to any future transactions to which Sun-Times or any of its affiliates will be or may be a party or (viii) was a party to any transaction, or series of similar transactions, since the beginning of Sun-Times’ last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Sun-Times was or is to be a party, in which the amount involved exceeds $120,000, and in which any participant in this solicitation or any of its associates had or will have any direct or indirect material interest. In addition, except as set forth in this Consent Statement or in the Appendices hereto, to the best knowledge of Davidson Kempner, none of Davidson Kempner, any of the persons participating in this solicitation on behalf of Davidson Kempner, any of the Nominees, nor any associate of any of the foregoing persons has had or is deemed to have a direct or indirect material interest in any transaction with Sun-Times since the beginning of Sun-Times’ last fiscal year, or in any proposed transaction, to which Sun-Times or any of its affiliates was or is a party.

None of the corporations or organizations in which any of the Nominees has conducted his principal occupation or employment was a parent, subsidiary or other affiliate of Sun-Times, and none of the Nominees holds any position or office with Sun-Times, has any family relationship with any executive officer or director of Sun-Times or each other, or has been involved in any legal proceedings of the type required to be disclosed by the rules governing this solicitation.

To the knowledge of each of the Nominees, there are no material proceedings to which such Nominee, or any of his associates, is a party adverse to Sun-Times or any of its subsidiaries, or in which any such Nominee or any of his associates has a material interest adverse to Sun-Times or any of its subsidiaries.

During the past five years and, with respect to (b) below, during the past ten years, except as set forth herein:

(a) No petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of, any Nominee, or any partnership in which any Nominee was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(b) No Nominee has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(c) No Nominee has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting, the following activities:

(i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) Engaging in any type of business practice; or

(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(d) No Nominee has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (c)(i) above, or to be associated with persons engaged in any such activity;

(e) No Nominee has been found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, where the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended or vacated; and

(f) No Nominee has been found by a court of competent jurisdiction in a civil action or by the Commodities Futures Trading Commission to have violated any Federal commodities law, where the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Since the beginning of Sun-Times’ last fiscal year, none of the Nominees currently has or has had any relationship of the nature described in Item 404(b) of Regulation S-K, promulgated by the Securities and Exchange Commission under the Exchange Act. Specifically, since the beginning of Sun-Times’ last fiscal year, none of the Nominees has been an officer, director, partner or employee of, nor has either of them owned, directly or indirectly, beneficially or of record, more than 10% of the equity interest in, any of the following types of organizations:

(a) Any organization that has made or proposes to make payments to Sun-Times or any of its subsidiaries for property or services in excess of the amounts specified in such Item 404(b);

(b) Any organization to which Sun-Times or any of its subsidiaries was indebted, at the end of Sun-Times’ last full fiscal year, in excess of the amount specified in such Item 404(b);

(c) Any organization to which Sun-Times or any of its subsidiaries has made or proposes to make payments for property or services in excess of the amounts specified in such Item 404(b); or

(d) Any organization that provided or proposes to provide legal services or investment banking services to Sun-Times or any of its subsidiaries in excess of the amounts specified in such Item 404(b).

No Nominee has failed to file reports related to Sun-Times that are required by Section 16(a) of the Exchange Act.

ANNEX B

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SUN-TIMES

The information set forth in this Annex B is based solely upon Davidson Kempner’s review of Sun-Times’ publicly available proxy statement on Schedule 14A filed with the SEC on May 16, 2008.

The following table shows the number of shares of Common Stock that are beneficially owned by the directors, by each of the executives named in the summary compensation table in Sun-Times’ proxy statement on Schedule 14A filed with the SEC on May 16, 2008, and by all directors and executive officers as a group as of May 15, 2008. As of October 31, 2008, there were 82,312,709 shares of Common Stock issued and outstanding. Individuals have sole voting and investment power over the stock unless otherwise indicated in the footnotes.

Name	Number of Shares of Common Stock Beneficially Owned (1)	Percent of Class
William G. Barker III	20,232	*
John D. Cruickshank	29,816	*
Herbert A. Denton (2)	65,743	*
Peter J. Dey (3)	24,313	*
Cyrus F. Freidheim, Jr.	237,505	*
John J. Martin	—	*
James D. McDonough	24,269	*
Gordon A. Paris	259,298	*
Robert B. Poile	—	*
Graham W. Savage	37,831	*
Raymond G.H. Seitz	114,935	*
Gregory A. Stoklosa	15,601	*
Blair Richard Surkamer	21,262	*

All current directors and executive officers as a group (10 persons) (4)	805,388	1.0%

*	An asterisk (*) indicates less than one percent of a class of stock.

(1)	Includes 243,604 shares currently issuable pursuant to DSUs as follows Mr. Denton 29,243 shares; Mr. Dey 24,313 shares; Mr. Freidheim 7,277 shares; Mr. Paris 30,005 shares; Mr. Savage 37,831 shares; and Mr. Seitz 114,935 shares. Includes 88,148 shares of restricted stock as to which restrictions will lapse within 60 days as follows Mr. Barker 7,750 shares; Mr. Freidheim 65,614 shares; Mr. McDonough 6,875 shares; and Mr. Surkamer 7,907 shares.

(2)	Includes 36,500 shares of Class A Common Stock held by Providence Recovery Partners, L.P., of which Mr. Denton is the Managing Partner.

(3)	The beneficial ownership of Mr. Dey is included because following his resignation from Sun-Times board of directors effective on June 17, 2008 he was subsequently elected to serve as a director of Sun-Times on June 20, 2008.

(4)	The current directors and executive officers as a group (10 persons) are the beneficial owners of 805,388 shares of Common Stock (which includes 473,636 owned shares, 243,604 shares issuable pursuant to DSUs and 88,148 shares of restricted stock as to which restrictions will lapse within 60 days). Messrs. Cruickshank, Martin, Stoklosa served as officers of Sun-Times during fiscal 2007 but their service as officers of Sun-Times was terminated prior to May 15, 2008. Accordingly, because this line item reflects the beneficial ownership of Sun-Times’ current directors and executive officers, the beneficial ownership of Messrs. Cruickshank, Martin, and Stoklosa is not included herein.

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The following table, to the knowledge of Davidson Kempner and based on a review of publicly available information filed with the SEC, sets forth information regarding beneficial owners (other than management of Sun-Times, whose beneficial ownership is set forth in the immediately preceding table in this Annex B, and Davidson Kempner, whose beneficial ownership is set forth in the table in Annex A) of more than 5% of the outstanding shares of the Common Stock.

Name and Address	Number of Shares Beneficially Owned	Percent of Class
Hollinger Inc. and affiliates (1)	17,271,923	21.0%
10 Toronto Street
Toronto, Ontario
M5C 2B7 Canada

K Capital Partners, LLC (2)	8,621,312	10.5%
75 Park Plaza
Boston, MA 02116

Polar Securities Inc. (3)	8,768,163	10.7%
372 Bay Street, 21st Floor
Toronto, Ontario
M5H 2W9 Canada

Franklin Mutual Advisors LLC (4)	5,709,141	6.9%
101 John F. Kennedy Parkway
Short Hills, NJ 07078

Morgan Stanley (5)	5,224,328	6.3%
1585 Broadway
New York, NY 10036

(1)	As reported in Schedule 13D/A filed with the SEC on June 19, 2008.

(2)	As reported in Schedule 13D/A filed with the SEC on November 10, 2008.

(3)	As reported in Schedule 13D filed with the SEC on July 30, 2008.

(4)	As reported in Schedule 14A filed with the SEC on May 16, 2008.

(5)	As reported in Schedule 14A filed with the SEC on May 16, 2008.

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ANNEX C

TRANSACTIONS IN SUN-TIMES COMMON STOCK

The following table sets forth certain information with respect to all purchases and sales of shares of Common Stock by Davidson Kempner and its associates and affiliates and the Nominees during the past two years (amounts in parentheses indicate a sale of shares):

Davidson Kempner and its associates and affiliates

Date	Purchase/(Sale) of shares
4/01/2008	(43,890)
3/18/2008	183,741
3/12/2008	50,000
3/12/2008	4,052
3/11/2008	1,820
3/10/2008	16,438
1/09/2008	107,800
1/08/2008	8,400
1/04/2008	125,900
1/04/2008	2,500
1/03/2008	100,000
1/02/2008	84,000
1/02/2008	65,247
12/28/2007	16,500
12/28/2007	110,000
12/24/2007	25,000
12/24/2007	25,000
5/18/2007	1,021,600
5/17/2007	4,300
5/16/2007	107,000
5/15/2007	194,500
5/14/2007	20,000
5/11/2007	447,679
3/19/2007	125,000
3/19/2007	75,000
3/13/2007	40,000
3/12/2007	21,300
3/09/2007	37,800
3/08/2007	50,000
3/08/2007	96,600
3/07/2007	100,000
3/06/2007	70,700
3/05/2007	145,400
3/02/2007	254,500
3/01/2007	185,700
10/11/2006	(1,000)
10/10/2006	(75,000)
10/09/2006	(50,000)
10/06/2006	(100,000)
10/05/2006	(74,100)
10/04/2006	(37,100)

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Date	Purchase/(Sale) of shares
10/03/2006	(45,000)
10/02/2006	(21,600)
10/02/2006	(10,500)
9/29/2006	(8,000)
9/28/2006	(31,800)
9/27/2006	(40,800)
7/07/2006	18,496
6/21/2006	250,000
6/21/2006	124,900
6/21/2006	44,800
6/20/2006	135,000
6/19/2006	93,700
6/16/2006	200,000
6/15/2006	375,000
6/15/2006	34,100
6/14/2006	44,300
6/14/2006	109,200

The Nominees

Name	Date	Purchase/(Sale) of shares
Jeremy L. Halbreich	11/03/2008	30,000
Jeremy L. Halbreich	11/04/2008	10,000
Jeremy L. Halbreich	11/05/2008	10,000
Jeremy L. Halbreich	11/10/2008	30,000
Jeremy L. Halbreich	11/11/2008	10,000

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ANNEX D

PRELIMINARY COPY SUBJECT TO COMPLETION

PLEASE CONSENT TODAY!

PLEASE DETACH CONSENT CARD HERE, AND SIGN, DATE AND

RETURN IN THE ENVELOPE PROVIDED

--------------------------------------------------------------------------------------------------------------------------------------

THIS WRITTEN CONSENT IS SOLICITED ON BEHALF OF DAVIDSON KEMPNER

This written consent is solicited on behalf of Davidson Kempner Capital Management LLC and certain affiliated entities and persons (“Davidson Kempner”), and not on behalf of the Board of Directors of Sun-Times Media Group, Inc., a Delaware corporation (“Sun-Times”). Unless otherwise indicated below, the undersigned, a stockholder of record of shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”), of Sun-Times, as of [    ], 2008, the record date established for determining stockholders entitled to consent to the following actions (the “Proposals”), hereby consents, pursuant to Section 228 of the Delaware General Corporation Law, with respect to all shares of Common Stock held by the undersigned, to the adoption of the below-described Proposals without a meeting of the stockholders of Sun-Times.

IN THE ABSENCE OF “DOES NOT CONSENT” OR “ABSTAIN” BEING INDICATED WITH RESPECT TO CERTAIN PROPOSALS, THE UNDERSIGNED HEREBY CONSENTS TO EACH SUCH PROPOSAL.

This written consent revokes all prior written consents given by the undersigned with respect to the matters covered hereby.

[continued and to be signed on the reverse side]

Your consent is important! Please sign, date and return this written consent form in the enclosed postage-paid envelope TODAY

D-1

YOUR CONSENT IS IMPORTANT

PLEASE REVIEW THE CONSENT STATEMENT AND SUBMIT YOUR CONSENT TODAY:

Consent by Mail – Please sign, date and return the consent card in the envelope provided, or mail to: Davidson Kempner Capital Management LLC, c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, New York 10126-2377.

PLEASE DETACH CONSENT CARD HERE, AND SIGN, DATE AND RETURN IN THE ENVELOPE PROVIDED

WHITE

DAVIDSON KEMPNER RECOMMENDS THAT YOU CONSENT TO PROPOSALS 1, 2 AND 3 BELOW.

Proposal 1 (Bylaw Restoration Proposal): RESOLVED, that any provision of the bylaws of Sun-Times Media Group, Inc. as of the effectiveness of this resolution that were not included in the amended and restated bylaws filed with the Securities and Exchange Commission on May 9, 2008, be and are hereby repealed:

CONSENT  ☐    DOES NOT CONSENT  ☐    ABSTAIN  ☐

Proposal 2 (Removal Proposal): RESOLVED, that (i) each member of the board of directors of Sun-Times Media Group, Inc. at the time this resolution becomes effective (other than Robert B. Poile), and (ii) each person appointed to the Board to fill any vacancy or newly-created directorship prior to the effectiveness of Proposal 3 (Election Proposal), be and hereby is removed:

CONSENT  ☐     DOES NOT CONSENT   ☐     ABSTAIN   ☐

D-2

Proposal 3 (Election Proposal): To elect each of the following four (4) individuals to serve as a director of Sun-Times Media Group, Inc. (or, if any such nominee is unable or unwilling to serve as a director of Sun-Times Media Group, Inc., any other person designated as a nominee by the remaining nominee or nominees):

(01)	Jeremy L. Halbreich

(02)	Robert A. Schmitz

(03)	Lee S. Hillman

(04)	Michael E. Katzenstein

CONSENT   ☐    DOES NOT CONSENT   ☐    ABSTAIN   ☐

To withhold authority to consent to the election of one or more of the Nominees, check the “CONSENT” box above and write the candidate(s) number(s) for whom you wish to withhold your consent in the space below.

WITHHOLD CONSENT FOR:

Neither Proposal 1 nor Proposal 2 is subject to, or is conditioned upon, the effectiveness of the other Proposals. Proposal 3 is conditioned in part upon the effectiveness of Proposal 2. If none of the then existing members of (or appointees to) the Sun-Times Board are removed in Proposal 2, and there are no vacancies to fill, none of the Nominees can be elected pursuant to Proposal 3.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature of Stockholder

Signature (if held jointly)

Name and Title of Representative (if applicable)

IMPORTANT NOTE TO STOCKHOLDERS:

Please sign exactly as name appears hereon. If the shares are held by joint tenants, both should sign. When signing as executor, administrator, trustee, guardian, or other representative, please give full title. If a corporation, please sign in full corporate name by an authorized officer. If a partnership, please sign in partnership name by an authorized person.

D-3